SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)[1]

Fathom Digital Manufacturing Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

31189Y103
(CUSIP Number)

May 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

____________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31189Y103	Page 2

1.	NAME OF REPORTING PERSON Siguler Guff Advisers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	-0-
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-		-0-
12.	TYPE OF REPORTING PERSON		OO, IA

CUSIP No. 31189Y103	Page 3

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Class A Common Stock of the Issuer on January 3, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4. Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover page to this Amendment No. 1 to Schedule 13G.

Item 5. Ownership of Five Percent or Less of the Class

If this statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following: [X]

CUSIP No. 31189Y103	Page 4

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2024

SIGULER GUFF ADVISERS, LLC
By:	/s/ Marcelo Philips
Name:	Marcelo Philips
Title:	Managing Director, Chief Compliance Officer